Filed pursuant to Rule 433

Registration Statement No. 333-256716

Issuer Free Writing Prospectus dated November 30, 2022

Relating to Preliminary Prospectus Supplement dated November 30, 2022

Flex Ltd.

Pricing Term Sheet

Issuer:	Flex Ltd. (“Flex”)
Ticker:	FLEX
Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3/BBB-/BBB-
Security Type:	SEC Registered
Securities Offered:	6.000% Notes due 2028 (the “Notes”)
Trade Date**:	November 30, 2022
Settlement Date:	December 7 (T+5)
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count:	30/360
Use of Proceeds:	Flex intends to use the net proceeds together with cash on hand, if necessary, to fund the redemption of its 5.000% Notes due February 2023 (the “2023 Notes”) in accordance with the terms of the indenture governing the 2023 Notes, with the remaining proceeds, if any, to be used for general corporate purposes, which may include repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures and acquisitions.

Principal Amount:	$400,000,000
Maturity Date:	January 15, 2028
Coupon:	6.000%
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2023
Public Offering Price:	99.073% of the Principal Amount. The public offering price will include accrued interest from December 7, 2022, if settlement occurs after that date.
Net Proceeds (after underwriting discount but before expenses):	$393,892,000
Benchmark Treasury:	UST 3.875% due November 30, 2027
Benchmark Treasury Price/Yield:	99-19+/3.962%
Spread to Benchmark Treasury:	+225 bps
Yield to Maturity:	6.212%
Make-Whole Call:	At any time prior to December 15, 2027 at a discount rate of Treasury plus 35 basis points
Par Call Date:	On or after December 15, 2027
CUSIP:	33938XAE5
ISIN:	US33938XAE58

Joint Book-Running Managers

Barclays Capital Inc.

BNP Paribas Securities Corp.

BofA Securities, Inc.

U.S. Bancorp Investments, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Scotia Capital (USA) Inc.

Truist Securities, Inc.

UniCredit Bank AG

Co-Managers

Academy Securities, Inc.

Banco Bradesco BBI S.A.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

KeyBanc Capital Markets Inc.

Loop Capital Markets LLC

Mischler Financial Group, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847 or emailing barclaysprospectus@broadridge.com, by calling BNP Paribas Securities Corp. at 1-800-854-5674, by calling BofA Securities, Inc. at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com, or by calling U.S. Bancorp Investments, Inc. at 1-877-558-2607.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.